Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT NETVISION HAS SUBMITTED AN OFFER TO
ACQUIRE SHARES IN HOT

Tel Aviv, April 21, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that further to its announcement on April 17, 2008, Netvision (TASE:NTSN), 16% held by Elron, announced last week that, following approval by its board of directors, Netvision offered to purchase from Bank Leumi LeIsrael (the “Bank”) its shares in HOT Communications Systems Ltd. (TASE:HOT) (“HOT”), an Israeli telecommunications and cable television company, which amount represents 15% of the issued and outstanding shares of HOT. The offer is open for an agreed upon period of time and is subject to the Bank’s acceptance thereof; and the Bank agreed not to offer the shares to a third party for an agreed upon period of time. If the Bank accepts the offer, consummation of the transaction is subject to the following conditions: (i) waiver of rights of first refusal, if any, by other shareholders of HOT and (ii) receipt of approvals, as may be required by law for the sale of such shares, including the approval of the Ministry of Communications.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)